LAYCOR VENTURES CORP.
1128 Quebec Street
Suite 407
Vancouver, British Columbia
Canada V6A 4E1

February 13, 2007

Ms. April Sifford
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE: Laycor Ventures Corp.
Form 10-KSB for the Fiscal Year Ended March 31, 2006
Filed June 29, 2006
File No. 000-51403

Dear Ms. Sifford:

In response to your letter of comments dated January 25, 2007, please be advised as follows:

Form 10-KSB for the year ended March 31, 2006

Management's Discussion and Analysis or Plan of Operations

1. A discussion has been provided to cover the next 12 months. Since you requested a forwarding looking plan, I prepared it based upon our plans in March 2006, but which reflect actual exploration results.

Liquidity and Capital Resources

2. The term "deficit" has been deleted.

Controls and Procedures

3. The language you requested has been provided.

Ms. April Sifford
RE: Laycor Ventures Corp.
Form 10-KSB for the Fiscal Year Ended March 31, 2006
Filed June 29, 2006
File No. 000-51403
February 13, 2007

Form 10-QSB for the quarter ended September 30, 2006

Note 3 - Mineral Claim Interest

4. Disclosure has been provided that title to the mineral claims is held in a third party.

Other

5. The Form 10-QSB has been revised to comply with the comments to the Form 10-KSB.

In connection with your comments and our responses thereto, we acknowledge that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Laycor Ventures Corp.

By: WAYNE MORGAN
Wayne Morgan, President